August 11, 2008

Pamela Howell, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commission File 001-01550

Dear Ms. Howell:

Reference is made to the letter dated May 30, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) addressed to Mr. Fernando Aguirre and to the subsequent response of Chiquita Brands International, Inc. (the “Company” or “we”) to the Staff by letter dated June 18, 2008 (the “Response Letter”). This letter is submitted in response to the telephonic discussion between Company personnel and members of the Staff which took place on July 14, 2008, following the Staff’s review of the Response Letter.

Disclosure of Net Income & Earnings Per Share Performance Targets with Respect to Completed Periods

The Company confirms that, to the extent the Company continues to base performance awards for named executive officers upon the attainment of goals with respect to net income and earnings per share, its Compensation Discussion & Analysis will include disclosure of the goals applicable to those officers for completed performance periods.

Disclosure of Net Income & Earnings Per Share Performance Targets with Respect to Ongoing Periods

The Company believes that it is appropriate to omit from Compensation Discussion & Analysis quantitative disclosure of performance goals that are applicable to periods that remain ongoing following the end of the Company’s last fiscal year end. As is indicated in Instruction 2 to Item 402(b) of Regulation S-K, Compensation Discussion & Analysis should address the information contained in the tabular compensation disclosure required under Item 402. That tabular disclosure generally provides information relating to compensation paid with respect to completed performance periods. Since the tabular disclosure will not contain information with respect to progress toward goals during an ongoing performance period, we respectfully express to the Staff the Company’s view that the quantitative disclosure of performance goals with respect to ongoing performance periods will not assist in the understanding of the tabular compensation disclosure and is therefore not required by Item 402(b).

Disclosure of Performance Targets Related to Income from New Products

The Company continues to believe that quantitative disclosure of revenue from new products (including disclosure of immediately prior period historical targets) could cause significant competitive harm to the Company. That is why as a general matter, the Company does not provide disclosure of new product revenue targets or expectations with respect to any individual product in our periodic SEC reports, quarterly earnings releases or investor meetings or conference calls. Rather, in its investor communications, the Company discusses its key new product initiatives in general terms, limiting disclosure to only an overall long-term revenue goal, so that investors are aware of the Company’s areas of focus and activity, but it does not provide details that could cause investors to form premature expectations regarding future revenue from new products in any particular period. In our judgment, disclosure of period-specific targets without giving details of actual and potential projects would not provide shareholders with any additional information to assess management performance in this area beyond that which is already provided in the form of overall long-term new product revenue goals.

However, disclosure of period-specific quantitative targets for new product revenue would, in our judgment, put our competitors in an enhanced position to anticipate the Company’s new product initiatives and adjust their business strategies accordingly. Based on information which could be gleaned from the combination of general information in public disclosures about new products and disclosed anticipated revenue for a particular year (including on the basis of immediate prior period new product revenue targets and the extent to which those targets were achieved), competitors could target their own new product launches and investments specifically to offset the Company’s new product and innovation plans. In addition, if the Company were to disclose actual incentive target numbers, we believe that investors would have greater expectations of being provided with additional details regarding such numbers, which for competitive reasons should remain undisclosed.

While the Company believes that it is important from a management incentive perspective to tie a portion of the incentive compensation to new product revenues, it is also important to consider that the Company’s focus on new product innovation is still in its early stages, and the number of current new products is limited. This limited portfolio of new products heightens the risk that added disclosure could enable competitors to better estimate the Company’s plans by product, and by geography, and thus harm the Company’s efforts in particular markets.

Two examples of such products that the Company has described its public disclosure, but for which it has not discussed specific revenue targets, are the rollouts of its “Just Fruit in a Bottle” line of fresh fruit smoothies in Europe, and its Fresh Express “Café Gourmet” line of pre-packaged salad meals. The risk of competitive harm resulting from actions by our competitors would, in our view, be significantly exacerbated if period-specific aggregate revenue targets were disclosed in a manner that the Company does not disclose today.

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Please do not hesitate to call me at 513-784-8183 with any questions or further comments you may have.

Very truly yours,

/s/ Jeffrey M. Zalla
Jeffrey M. Zalla Senior Vice President and Chief Financial Officer

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